

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Paul J. Lawrence
Senior Vice President and Chief Financial Officer
Commercial Metals Company
6565 N. MacArthur Blvd.
Irving, TX 75039

        Re: Commercial Metals Company
            Form 10-K for the Fiscal Year Ended August 31, 2023
            Form 10-Q for the Quarterly Period Ended November 30, 2023
            Form 8-K Filed January 8, 2024
            File No. 001-04304

Dear Paul J. Lawrence:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended November 30, 2023

Note 1. Nature of Operations and Accounting Policies, page 8

1.   We note that you changed your reportable segments to reflect a change in the manner in which your business is managed during the first quarter of 2024. Additionally, it appears that you are incorporating your August 31, 2023 annual financial statements on Form 10-K into a registration statement on Form S-3. Please tell us how you considered the need to revise your segment reporting financial statement footnote, description of business, MD&A and other Form 10-K disclosures as necessary to reflect the new reportable segments. The revised annual financial statements and related disclosures could be included in the registration statement or in a Form 8-K incorporated by reference.

Form 8-K Filed January 8, 2024

Exhibit No. 99.1, page 12

2.   We note you adjust certain non-GAAP financial measures for "Mill operational commissioning costs." Please explain to us how you determined these adjustments are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measures in future filings.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing